CHINA WOOD, INC.
Daizhuang Industry Zone, Yitang Town
Lanshan District, Linyi City, Shandong
People’s Republic of China 276000

March 31, 2011

VIA EDGAR and FEDERAL EXPRESS
Mr. Edward M. Kelly, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:  China Wood, Inc.
        Pre-effective Amendment 3 to Registration Statement on Form S-1
        Filed March 22, 2011
        File No. 333-170880

Dear Mr. Kelly:

We are in receipt of your comment letter dated March 24, 2011 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

Executive Compensation, page 44

1.
We note that you removed from the table the compensation paid in 2008.  You must provide information for 2008 because that information previously was required to be provided in response to a Commission filing requirement.  See Instruction 1 to item 402(n) of Regulation S-K, and revise.

ANSWER:	We have revised the disclosure to include information for 2008 consistent with Commission filing requirement.

Exhibit 5.1

2.	It does not appear that counsel revised the legality opinion consistent with comment one of our letter dated March 15, 2011. Please advise.

ANSWER:	We have revised the legality opinion consistent with comment one of the letter dated March 15, 2011.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Zhikang Li
Chief Executive Officer and Director